Adorno & Yoss

A LIMITED LIABILITY PARTNERSHIP

2525 Ponce de Leon Boulevard, Suite 400

Miami, Florida 33134-6012

Phone: (305) 460-1000, Fax: (305) 460-1422

SETH P. JOSEPH	DIRECT LINE: (305) 460-1469
EMAIL: SPJ@ADORNO.COM

August 25, 2006

William A. Bennett, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elandia, Inc. (the “Company”)

Registration Statement on Form 10, Filed February 13, 2006

File No. 0-51805

Dear Mr. Bennett:

On behalf of the Company, the following constitutes the Company’s response to each of the comments made in the Staff’s letter dated March 15, 2006, in the order set forth in that letter. In addition, for the convenience of the staff, simultaneously with this filing, we will hand delivery three copies of the Registration Statement marked to show the changes made from our original submission.

General

1. As previously discussed, the Company did not withdraw the Form 10 prior to April 14, 2006. As a result, the Company understands that the Form 10 did become effective and the Company is required to file reports specified by Regulation 13A. The Company has delayed filing its quarterly reports on Form 10-Q for the first and second quarters until the Form 10/A was completed. The Company plans to file these reports within the next several weeks.

Item 1. Business

2. The Company has amended the Registration Statement to include a narrative description of the Company’s current business, on a consolidated basis, pursuant to Item 101(c) of Regulation S-K. See section entitled “Current Business” on page 2 of the Form 10/A filed simultaneously with this letter.

William A. Bennett, Esquire

August 25, 2006

3. The Company has revised Item 1 to include additional information regarding the competitive environments in which the Company conducts operations. In particular, the Company has expanded the “Competition” discussions for the Samoas and Papua New Guinea, Fiji and Other Pacific Island Nations. These discussions are found on pages 6 and 12 of the Registration Statement.

4. All references to the Company’s position as a “leading provider” have either been deleted or modified to be a company objective or goal.

The Samoas

5. The Company has amended the Registration Statement to describe in detail the material terms of the American Samoa PCS license held. See page 4. The Company has also filed a copy of the PCS Broadband License for American Samoa as Exhibit 99.1. Similarly, throughout the Registration Statement, the Company has summarized the key terms of its contracts and agreements. See, for example, disclosure on page 11 regarding the Company’s agreement with IBM Global Services Australia and the Company’s agreement with Bank of South Pacific Limited.

Papua New Guinea, Fiji and Other Pacific Island Nations

6. The Company has identified the party owning the remaining 50% of Datec PNG Pty Ltd as Steamships Trading Company Pty Ltd, a subsidiary of John Swire & Sons (PNG) Ltd. See pages 3 and 8.

7. The Company has added a “Government Regulations” section providing disclosure comparable to the disclosure for other regions. See page 13.

North America, including The Caribbean

8. The Company does not currently have operations in North America and the description of North American operations has been revised to make this clear. The revised description of the North American operations provides more disclosure regarding the status of the two wireless telecommunications licenses and a recent transaction related to the U.S. Virgin Islands wireless license. See page 14.

9. The Company has provided additional disclosure regarding the potential sale of the wireless communications license, including the identity of the service provider who will be paid a fee and the amount of the fee to be paid upon the sale of such license. See page 14.

Available Information

10. The Company has revised the registration statement to include an “Available Information” section. See page 15.

William A. Bennett, Esquire

August 25, 2006

Item 1A. Risk Factors

11. The Company has modified the narratives and subheadings of many of the risk factors in accordance with the comments of the Staff.

12. The Company has modified risk factor five to identify the particular material risk and deleted risk factor twenty-five. See page 17.

13. The Company has revised the last paragraph of risk factor two to disclose that no customers or suppliers of the subsidiaries have requested the termination of their agreements. See page 17.

14. In what was formerly risk factor six and is now risk factor seven the Company has included the disclosure required by Item 101(c)(vii) of Regulation S-K. See page 16. The material contract was previously filed as Exhibit 10.2.

15. Original Risk factor ten (now risk factor eleven) has been modified to disclose the steps the Company plans to take to remediate accounting reporting weaknesses. See page 20.

16. The risk factor formerly referred to as risk factor fifteen has been deleted.

17. The Company has added risk factor thirteen describing the difficulty investors may encounter when attempting to bring and enforce judgments against the Company. See page 20.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

18. The Company has modified the “Overview” section to include economic factors relevant to the Company, a description of how the Company earns revenue and income, the identity of primary business divisions, and a description of the material opportunities, challenges, risks, trends and uncertainties the Company faces. See the new section entitled “Trends in our Industry and Business” beginning on page 28.

19. The “Overview” section has been expanded to include known trends, events, demands, commitments and uncertainties that are likely to have a material effect on the Company’s operations or financial condition. See disclosure beginning on page 28.

20. The Company has revised the Management’s Discussion and Analysis section to present a separate discussion of results of operations of the combined subsidiaries of Datec Group, Ltd for each of the comparative periods. This discussion begins on page 65.

21. The Company has revised the discussion to describe changes in revenue from period to period due to changes in price and volume as well as fee structure. See pages 31, 32, 34, 41 and 45, and elsewhere throughout the document.

William A. Bennett, Esquire

August 25, 2006

Pro Forma Condensed Consolidated Statement of Operations

22. The Company has removed the discontinued operations presentation from the pro-forma statement of operations and instead included (loss) income from continuing operations. See page 30.

Results of Operations, Samoas

23. The Company has expanded the discussion of bad debt reserve. See pages 33 and 35.

24. The Company has expanded the discussion of general and administrative expense to include an explanation of the reasons for the increase. See pages 33 and 36.

25. The Company has expanded the discussion of cost of services (now called cost of revenue) to include an explanation for the changes in the various expenses. See pages 32 and 35.

Nine Months Ended September 30…

26. In response to comment 63, the Company has included more current financial statements and no longer provides financial statements for the nine months ended September 30, 2005 and 2004. In the revised Management’s Discussion and Analysis, the Company has addressed the underlying causes or reasons for the material changes in its results of operations.

Revenues

27. In the discussions of revenue and bad debt reserve, the Company has reconciled the changes in customer base and the changes in its credit and collection policy in response to the Company’s exposure to bad debt and the effect the bad debt had on revenues. See pages 31 through 35.

28. The Company revised this section to delete the reference to “total potential customer base.”

General and Administrative

29. The management fees paid in connection with the Company’s Samoa operations are actually fees paid to members of management who are paid as consultants in Samoa. Management fees with respect to the Company’s operations in Fiji and Other Pacific Island Nations are fees paid by our operating subsidiary to the parent company as a profit distribution. The Company has amended the general and administrative discussions to explain this difference. See page 36.

William A. Bennett, Esquire

August 25, 2006

Net Profit (Loss) [New Heading]

30. The Company has added new sections entitled “Net Income [Loss].” See pages 34, 36, 45, 49, 56 and 59.

Performance Measures, The Samoas

31. The Company has expanded its discussion of management’s analysis of Company’s performance based on an evaluation of data presented. The Company has described the assessments and conclusions that management made based on its evaluation of this data. See pages 36 through 38.

Liquidity and Capital Resources, The Samoas

32. The Company has provided additional detail regarding the Company’s future liquidity requirements, including cash requirements and source of funds. See page 38.

33. The Company has included a discussion regarding the Company’s ability to meet long-term liquidity needs. See page 39.

34. The Company has included a discussion regarding the Company’s material obligations and its ability to meet its long-term liquidity needs. See page 39.

35. The Company has included the tabular disclosure required by Item 303(a)(5) of Regulation S-K for each of its business segments. See pages 39, 51 and 61.

Results of Operations, Papua New Guinea

36. The Company has incorporated the comments relating to The Samoas to the disclosure regarding Papua New Guinea.

37. The Company has revised the introductory paragraph to the table describing the financial performance for Papua New Guinea. The financial statements reflect the financial performance of the Company’s operating subsidiary Datec PNG Pty Limited. See page 40.

38. The Company has expanded the discussion of other general and administrative expense to include more details regarding the one-time provision for bad debt expense with respect to one major customer. See page 49.

Results of Operations, Fiji and Other Pacific Island Nations

39. The Company has incorporated the comments relating to The Samoas to the disclosure regarding Fiji and Other Pacific Island Nations.

William A. Bennett, Esquire

August 25, 2006

Nine Months Ended September 30

40. In response to comment 63, the Company has included more current financial statements and no longer provides financial statements for the nine months ended September 30, 2005 and 2004. Nonetheless, in the revised Management’s Discussion and Analysis, the Company has discussed revenue generated from product sales and professional services in greater detail.

Liquidity and Capital Resources

41. The Company has amended the disclosure to elaborate on the poor operating performance in Fiji and the stock write-down, including the reasons for the poor performance. The Company has also described the steps taken to address these issues. See pages 51 and 52.

Results of Operations North America, including The Caribbean

42. The Company does not currently have operations in North America. However, to the extent applicable, the Company has incorporated the comments relating to The Samoas to the disclosure regarding North America, including The Caribbean.

Item 4. Security Ownership of Certain Beneficial Owners and Management

43. The Company confirms that beneficial ownership is determined in accordance with Instruction 1 to Item 403 of Regulation S-K.

44. The Company has included disclosure regarding the total number and percent of shares owned by executive officers and directors as a group. See page 81.

45. The Company has revised the chart to incorporate a footnote identifying the individual having voting and/or investment control over the shares held by Stanford International Bank. See page 81.

46. The Company has revised the beneficial ownership table to include Kelton Investments Limited. See page 81.

Item 5. Directors and Executive Officers

47. The “Board Structure” description has been revised to include the identities of the board members serving as Stanford and Kelton appointees. See page 82.

Item 6. Executive Compensation

48. During the year ended December 31, 2005, the Company did not grant options to purchase Common Stock to any Named Executive Officer. Moreover, no stock options were exercised or outstanding by any Named Executive Officer. See page 86.

William A. Bennett, Esquire

August 25, 2006

49. The Summary Compensation table and footnotes have been revised to describe the amount of Mr. Crowston’s severance payments. See page 85.

50. The Company has revised the section entitled “Harley L. Rollins Employment Agreement” to clarify the description of the annual performance bonus, as set forth in his employment agreement. The Company has also revised this section to include the material terms of the Stock Subscription Agreement and Stock Purchase Agreement entered into with Mr. Rollins. See page 87.

51. The Company has provided the required disclosure for director compensation on page 89.

Certain Relationships and Related Party Transactions

52. The Company has deleted the description regarding “Conversion of Related Party Debt to Equity” and revised the description of “Release of Promissory Notes and Collateral Security” to disclose that no consideration was paid to Stanford International Bank, Ltd. in connection with the release and satisfaction. See page 90.

53. The Company has expanded the disclosure on page 91 regarding “Real Property Sale and Leaseback” to indicate that the purchase price was less than fair market value.

Lock Up Agreement

54. The Company has identified the stockholders that have entered into lock up agreements. See page 92.

Item 9. Market Price of and Dividends on…

55. The Company has provided the full disclosure required by Item 201(a)(2) and (d) of Reg. S-K. See pages 93 and 94.

Item 10. Recent Sales of Unregistered Securities

56. The Company has included disclosure regarding all unregistered transactions for the past three years and identified the exemption from registration. See pages 94 and 95.

William A. Bennett, Esquire

August 25, 2006

Item 11. Description of Registrant’s Securities to be Registered

57. The statement describing the Company shares as “fully paid and non-assessable” has been deleted.

Financial Statements

Pro-Forma Financial Information

58. The Company has presented a column which only depicts the assets and liabilities subject to the plan of arrangement. The column is now labeled “Converted Datec Group LTD Subsidiaries To Be Acquired by Elandia.” The Datec historical financial column as of September 30, 2005 has been replaced by historical combined financial statements of Datec Group Ltd Subsidiaries to be Acquired by Elandia, Inc. See page F-5. The December 31, 2005 Datec financial statements only reflect the assets and liabilities acquired by Elandia.

59. The historical amounts of AST’s financial statements as of December 31, 2005 have been reconciled with the pro-forma financial statements. See page F-5.

60. The Company has deleted the following pro-forma adjustments: (i) gain on the extinguishment of debt; (ii) fresh-start accounting adjustment; (iii) loss on abandonment of equipment and reorganization items; and (iv) other costs.

61. The Company has expanded the disclosure regarding the determination of fair value for stock issued. See page F-7.

62. The typographical error has been corrected. The Company has adjusted the number representing the amount of shares issued pursuant to the Datec Merger. See page F-6.

Age of Financial Statements

63. The amended Registration Statement includes audited financial statements as of December 31, 2005 and for the year then ended for Elandia, AST and Datec.

Financial Statements – Elandia Technologies, Inc.

64. The note to Elandia Technologies, Inc. financial statements now includes an explanation of the reason for the amount and the timing of the write-off of the advance. See Note 11 – Related Party Transactions – Write-Off of Advance to Affiliate on page F-27.

65. During May 2005, the Company received a modification and extension letter stipulating that Stanford Venture Capital Holding would convert its debt and related earned interest into equity in connection with certain pending acquisitions. At that time, the acquisitions were not expected to be consummated in the year ended December 31, 2005. As a result, for the

William A. Bennett, Esquire

August 25, 2006

period ended September 30, 2005, and now for the year ended December 31, 2005, the Secured Revolver Note, Promissory Note and Revolver Facility were all classified as long-term liabilities, as they were subject to forgiveness subsequent to the year ended December 31, 2005. See page F-30.

Financial Statements – AST Telecom, LLC

66. The Company has revised “Cost of Revenue”, in accordance with SAB Topic 11:B, to identify the amount of depreciation and amortization included in Cost of Revenue. See page F-84.

67. The Company has revised and reclassified deferred revenue as a current liability in the December 31, 2005 and December 31, 2004 financial statements. See page F-83.

68. The revenue recognition policy has been amended and expanded to address the recognition of revenue as it relates to networking equipment, mobile phones and multiple deliverables contract. To the extent the Company provides packages of services and products to our customers, each component is billed and recognized separately. See page F-89.

69. The Company has disclosed the amounts which become due in each of the five years from the date of the balance sheet, pursuant to paragraph 10 of FAS 47. See page F-106.

Financial Statements – Datec Group Ltd.

70. The Company has revised the statement of operations to separately state revenues from products and services and related costs by adding captions. See page F-136.

71. The Company has disclosed the amount of depreciation and amortization excluded from cost of revenue in compliance with SAB Topic 11:B. See page F-136.

72. The Company has revised the accounting policy to omit the statement regarding a better measure of delivery. See page F-140.

73. The discussion of the revenue recognition policy has been expanded to separately describe the accounting policy for revenue from software products and to describe the criteria which must be met prior to recognition of revenue from software. See page F-140.

74. The Company has added disclosure in its significant accounting policies for software revenue recognition, specifically addressing SOP 97-2. See page F-140. The Company sells hardware which is comprised of IBM servers, personal computers, networking products, printers, scanners and other miscellaneous office products. The Company also sells off-the-shelf software such as AccPac, Epicor, Oracle, and Microsoft.

75. The Company has expanded its disclosure as it relates to percentage of completion and the applicability as it relates to SOP 81-1. See page F-140.

William A. Bennett, Esquire

August 25, 2006

76. The Company has expanded its disclosure as it relates to the recognition of multiple elements. See page F-141.

77. The Company has expanded the disclosure to describe the methodology used to identify potential impairment and the methodology used to measure the amount of the impairment. Goodwill disclosure has been added as it relates to FAS 142. See page F-143.

78. Additional disclosure has been added to address the reasons the shares were not issued and the effect of the shares not issued. See page 153.

79. The accounting policies discussion has been expanded to include a description of the Company’s accounting policy for the capitalization of software development costs. See page F-145.

80. Generic Technology Group Limited, our wholly owned subsidiary, owns a 50% interest in Datec PNG Pty Limited. Datec PNG Pty Limited holds a 50% joint venture interest in Amalgamated Telikon Holding PNG Pty Limited. See pages 3 and 9.

81. The Company has revised the third paragraph of the US GAAP footnote to address the accounting standards in effect during the periods presented instead of standards in effect on January 31, 2006. See page F-161.

82. Generic Technology, a wholly owned subsidiary of Datec Group Ltd. (“Generic”), is a 50% stockholder of Datec PNG Pty Limited. Generic has key management control over the Datec PNG Pty Limited’s business. Generic has designated a majority of the members of the Board of Directors. Moreover, Generic and the Directors of Generic have guaranteed the bank facility of Datec PNG Pty Limited. Thus, the Company consolidates the results of Datec PNG Pty Limited and appropriately reports the remaining 50% as a minority interest.

Datec consolidates Amalgamated Telikon Holdings PNG Pty Limited through its 50% ownership interest in Datec PNG Pty Limited which in turn holds a 50% interest in Amalgamated Telikon Holdings PNG Pty Limited. Amalgamated is controlled by management of Datec, Datec also maintains all the books and records and Datec also provides all the funding to Amalgamated. As of 12/31/05 there is minimal activity with Amalgamated.

Exhibits

83. The Company has included a list of subsidiaries as Exhibit 21. In the Business section, the Company has clarified the corporate structure, as it relates to the operating subsidiaries.

Finally, the Company has requested that we provide you with its acknowledgement that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

William A. Bennett, Esquire

August 25, 2006

•	Comments or changes to disclosure in response to SEC comments in the filings reviewed by the SEC do not foreclose the SEC from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 305-460-1469 or at the address indicated above. Thank you for your assistance.

Very truly yours,

/s/ Seth P. Joseph

Seth P. Joseph